

February 23, 2011

Mr. Donny Smith
President
Segway IV Corp.
213 South Oak Avenue
Owatonna, MN 55060

>   **Re: Segway IV Corp.
>   Amendment No. 1 to Item 4.01 Form 8-K
>   Filed January 31, 2011
>   Response Letter dated February 18, 2011
>   File No. 000-30327**

Dear Mr. Smith:

We have reviewed your filing and response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

1.   We note in your response to comment one of our letter dated February 3, 2011 that Gately did not perform any services relating to the unaudited interim financial statements for the quarters ended June 30, 2010 and September 30, 2010; and that Kiesling examined the unaudited interim financial statements for the quarters ended June 30, 2010 and September 30, 2010 prior to their filing. Please tell us who reviewed your interim financial statements for the quarters ended June 30, 2010 and September 30, 2010, as required by Rule 8-03 of Regulation S-X.

   a. To the extent that Gately performed the review, please further explain to us your statement that Gately did not perform any services relating to these financial statements.

   b. To the extent that Kiesling performed the review, please further amend your Form 8-K to disclose the actual date you retained Kiesling as your independent accountant.

c.   To the extent that your interim financial statements for the quarters ended June 30, 2010 and September 30, 2010 were not reviewed, please amend immediately your June 30, 2010 and September 30, 2010 Forms 10-Q to label the financial statements as unreviewed and advise us of your plan to have these financial statements reviewed by an independent public accountant. Also describe to us in sufficient detail the procedures that Kiesling performed during their examination of your June 30, 2010 and September 30, 2010 interim financial statements prior to them being filed, and further explain to us how you concluded that the results of the examination will not be subject to audit procedures during Kiesling's audit of your December 31, 2010 financial statements. Refer to Rule 2-01(c)(4) of Regulation S-X.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services